FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Board Committee Changes

29 July 2020 07:00 BST

New Remuneration Committee Chairman

AstraZeneca PLC (the Company) today announced that the Board has appointed Michel Demaré as a member and Chairman of the Remuneration Committee, with effect from 1 August 2020.

Current Remuneration Committee Chairman, Graham Chipchase, will step down from the Committee with effect from the same date.

Leif Johansson, Chairman of AstraZeneca said "I would like to thank Graham Chipchase sincerely on behalf of the Board for his excellent leadership of the Remuneration Committee over the last five years. It is one of the most challenging board roles and he has carried it out successfully and assiduously. Given his extensive experience, including on a UK public listed company remuneration committee, I believe Michel Demaré is well-equipped to now lead the Committee."

Mr Demaré has been a Non-Executive Director of the Company and member of the Audit Committee since September 2019. For his biographical details, please click here. His experience includes service as a member of the Remuneration Committee of the Board of Vodafone Group Plc since July 2018 and of the Compensation Committee of the Board of Directors of UBS Group AG from 2011 to 2019.

Mr Chipchase has chaired the AstraZeneca Remuneration Committee since April 2015. He is the Company's senior independent Non-Executive Director and a member of the Nomination and Governance Committee. He has served as a Non-Executive Director since April 2012.

At the Company's Annual General Meeting held on 29 April 2020, resolutions to approve the Company's Annual Report on Remuneration for the year ended 31 December 2019 and the new Remuneration Policy were passed by votes of 96.65% and 94.71% respectively. The resolution to re-elect Mr Chipchase as a Director of the Company was passed by a vote of 99.48%.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 29 July 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary